IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02038129

RECD S.E.C.
MAY 29 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for May 29, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-40145
~~333-74674~~
(SEC File Number, if Available)

PROCESSED
MAY 3 1 2002
THOMSON
FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on May 29, 2002.

CWMBS, INC.

By: [signature]

Celia Coulter
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWMBS, INC.

CHL Mortgage Pass-Through Trust 2002-HYB1
Mortgage Pass-Through Certificates, Series 2002-HYB1

CHL Mortgage Pass-Through Trust 2002-HYB1

Computational Materials

$[653,967,000] (Approximate)

CWMBS, Inc.
Depositor

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Countrywide Securities Corporation
Lead Manager

The attached tables and other statistical analyses (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans, (i) a majority of which are expected to be included (along with additional Mortgage Loans) in, and (ii) a portion of which are expected to be deleted from, the initial pool of Mortgage Loans delivered to the Trust on the Closing Date. Additionally, subsequent Mortgage Loans are expected to be delivered to the Trust during the Pre-Funding Period to create a final pool of Mortgage Loans. The statistical pool described herein may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet **Date Prepared: May 2, 2002**

CHL Mortgage Pass-Through Trust 2002-HYB1
$[653,967,000] (Approximate, Subject to +/- 10% Variance)
Publicly Offered Certificates
First Lien Residential Mortgage Loans

Class	Principal Amount ($) (Approx.) (1)	WAL (Yrs) ("Call" (2)(3)/Mat)	Interest Rate Type	Collateral Index Type	Tranche Type	Expected Ratings Moody's/S&P
1-A-1	82,138,000	2.91 / 3.21	WAC (4)	1 Yr LIBOR	Senior	Aaa/AAA
2-A-1	29,832,000	2.91 / 3.21	WAC (4)	1 Yr CMT	Senior	Aaa/AAA
3-A-1	200,000,000	2.51 / 3.22	WAC (5)	1 Yr LIBOR	Senior	Aaa/AAA
3-A-2	56,879,000	2.51 / 3.22	WAC (5)	1 Yr LIBOR	Senior	Aaa/AAA
4-A-1	86,076,000	2.49 / 3.21	WAC (4)	1 Yr CMT	Senior	Aaa/AAA
5-A-1	50,000,000	2.84 / 3.22	WAC (6)	1 Yr CMT	Senior	Aaa/AAA
5-A-2	101,793,000	1.80 / 1.80	WAC (5)	1 Yr CMT	Senior/Sequential	Aaa/AAA
5-A-3	30,776,000	6.26 / 7.93	WAC (5)	1 Yr CMT	Senior/Sequential	Aaa/AAA
1-X	(7)	N/A	Variable (8)(9)	Mixed	Senior	Aaa/AAA
M	7,577,000	5.21 / 5.91	WAC (10)	Mixed	Mezzanine	Aa2/AA
B-1	5,601,000	5.21 / 5.91	WAC (10)	Mixed	Subordinate	A2/A
B-2	3,295,000	5.21 / 5.91	WAC (10)	Mixed	Subordinate	Baa2/BBB
B-3	Privately		WAC (10)	Mixed	Subordinate	Ba2/BB
B-4	Placed		WAC (10)	Mixed	Subordinate	B2/B
B-5	Certificates		WAC (10)	Mixed	Subordinate	NR/NR

Total: **$658,909,381** (11)

(1) The Certificates (as described herein) are collateralized by adjustable rate, first-lien residential mortgage loans which have an initial fixed rate period of three, five or seven years. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.

(2) The WAL to "the Call" on the Class 3-A-1, Class 3-A-2, Class 4-A-1, Class 5-A-1, Class 5-A-2 and Class 5-A-3 Certificates are shown to the related Wavg Roll Date at a pricing speed of 25% CPR. The WAL on the Class 1-A-1, Class 2-A-1 and Subordinate Certificates are shown to the 10% optional call date at a pricing speed of 25% CPR.

(3) All Classes of Certificates are subject to a 10% optional termination as described herein.

(4) The Certificate Interest Rate for the Class 1-A-1, Class 2-A-1 and Class 4-A-1 Certificates will be equal to the Net WAC (as defined herein) of the Group I, Group II and Group IV Mortgage Loans, respectively.

(5) The Certificate Interest Rate for the Class 3-A-1, Class 3-A-2, Class 5-A-2 and Class 5-A-3 Certificates will be equal to (a) the weighted average gross interest rate on the related Mortgage Loans, minus (b) the sum of (i) the Expense Fee Rate for such Loan Group and (ii) 0.377475%, 0.565475%, 0.681234% and 0.681234% for each of the Class 3-A-1, Class 3-A-2, Class 5-A-2 and Class 5-A-3 Certificates, respectively.

(6) The Certificate Interest Rate for the Class 5-A-1 Certificates will be equal to the weighted average gross interest rate on the Group V Mortgage Loans minus Expense Fee Rate for such Loan Group.

(7) The notional balance of the Class 1-X Certificates is equal to the unpaid principal balance of the Mortgage Loans.

(8) The Certificate Interest Rate for the Class 1-X Certificates in any period will be a rate equal to the weighted average of the Contributing Rate for each Loan Group, weighted on the basis of the balance of the Mortgage Loans in each such Loan Group plus any amounts in the Pre-Funding Account.

(9) The Class 1-X Certificates will receive interest payments related to the (a) Group I, (b) Group II, (c) Group III, (d) Group IV and (e) Group V Mortgage Loans only up to and including the Wavg Roll Date for such Loan Group.

(10) The Certificate Interest Rate for the Subordinate Certificates will be equal to the Net WAC of the Mortgage Loans in each Loan Group (weighted on the basis of the related subordinate components).

(11) Includes the Class B-3, Class B-4 and Class B-5 Certificate balances, but does not include the Interest Only Certificates' notional balance.

Depositor:	CWMBS, Inc.
Seller:	Countrywide Home Loans, Inc.
Master Servicer:	Countrywide Home Loans Servicing LP
Primary Servicers:	It is expected that Countrywide Home Loans Servicing LP, Wells Fargo Bank, National City Mortgage Co. and ABN AMRO Mortgage Group, Inc. will directly service approximately 53%, 25%, 17% and 5%, respectively, of the principal balances of the Mortgage Loans, as of the initial Cut-off Date.
Lead Underwriter:	Countrywide Securities Corporation.
Trustee:	The Bank of New York.
Rating Agencies:	Moody's and Standard & Poor's will provide ratings on the Class 1-A-1, Class 2-A-1, Class 3-A-1, Class 3-A-2, Class 4-A-1, Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 1-X, Class M, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates. The Class B-5 Certificates will not be rated.
Sample Pool Calculation Date:	All references herein to principal balances as of such date includes the application of scheduled payments due on or before May 1, 2002, which payments were applied to the actual balances of the Mortgage Loans as of various recent dates.
Cut-off Date:	May 1, 2002.
Closing Date:	On or about May 30, 2002.
Pricing Date:	On or about May [8], 2002.
Settlement Date:	On or about May [30], 2002.
Primary Servicer Remittance Date:	The 18th of each month (or if such day is not a business day, the next succeeding business day), commencing in June 2002.
Distribution Date:	The business day immediately following the Primary Servicer Remittance Date, commencing in June 2002.
Certificates:	The ***"Senior Certificates"*** will consist of (i) the Class 1-A-1 Certificates (the "***Group I Certificates***"), (ii) the Class 2-A-1 Certificates (the "***Group II Certificates***"), (iii) the Class 3-A-1 and 3-A-2 Certificates (the "***Group III Certificates***"), (iv) the Class 4-A-1 Certificates (the "***Group IV Certificates***"), (v) the Class 5-A-1, 5-A-2 and 5-A-3 Certificates (the "***Group V Certificates***"), and (vi) the Class 1-X Certificates (the "***Interest Only Certificates***"). The "***Subordinate Certificates***" will consist of the Class M, Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates and are supported by the cash flow on all of the Mortgage Loans. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" Only the Senior Certificates and the Class M, Class B-1 and Class B-2 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.

Generally, each Group of Senior Certificates (other than the Interest Only Certificates) will receive principal and interest from the related Loan Group. The Class 1-X Certificates will receive interest from the Mortgage Loans in each Loan Group. The Subordinate Certificates may receive principal and interest from any Loan Group.

Registration: The Offered Certificates will be made available in book-entry form through DTC.

Federal Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, subject to certain restrictions set forth in the transaction documents, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (a) the aggregate principal balance as of the initial Cut-off Date of the Mortgage Loans included in the pool on the Closing Date and (b) the initial Pre-Funded Amount deposited to the Pre-Funding Account on the Closing Date.

Mortgage Loans: The aggregate principal balance of the Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $573,955,971, and (ii) as of the end of the Pre-Funding Period is expected to be $660,000,000 plus or minus ten percent (10%). All the Mortgage Loans are adjustable rate mortgage loans secured by first liens on one- to four-family residential properties.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the ***"Sample Pool"***) having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the trust on the Closing Date or during the Funding Period. It is expected that (a) additional Mortgage Loans will be delivered to the Trust on the Closing Date and during the Funding Period and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. See the attached Collateral Tables attached hereto as Appendix A.

With respect to each Loan Group, the final pool of Mortgage Loans will be different from the Sample Pool, although the characteristics of such final pool are not expected to differ materially from those of the Sample Pool as indicated herein, except as may be provided in the Stipulation Sheet attached hereto as Appendix B.

Due to changes in the proportional representations of each Loan Group, however, the characteristics of the aggregate final pool of Mortgage Loans are expected to differ materially from those of the collective Sample Pool while still conforming to the Stipulation Sheet.

Group I Mortgage Loans:	The aggregate principal balance of the Group I Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $84,897,622, and (ii) as of the end of the Funding Period is expected to be $85,000,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of three years and thereafter adjust annually based on the one-year LIBOR index.
Group II Mortgage Loans:	The aggregate principal balance of the Group II Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $831,753, and (ii) as of the end of the Funding Period is expected to be $31,000,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of three years and thereafter adjust annually based on the one-year CMT index.
Group III Mortgage Loans:	The aggregate principal balance of the Group III Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $210,556,815, and (ii) as of the end of the Funding Period is expected to be $265,000,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of five years and thereafter adjust annually based on the one-year LIBOR index.
Group IV Mortgage Loans:	The aggregate principal balance of the Group IV Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $88,967,486, and (ii) as of the end of the Funding Period is expected to be $89,000,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of five years and thereafter adjust annually based on the one-year CMT index.
Group V Mortgage Loans:	The aggregate principal balance of the Group V Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $188,702,295, and (ii) as of the end of the Funding Period is expected to be $189,000,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of seven years and thereafter adjust annually based on the one-year CMT index
Pre-Funded Amount:	A deposit of no more than approximately $164,725,000 (the initial "***Pre-Funded Amount***") will be made to a pre-funding account (the "***Pre-Funding Account***") on the Closing Date. From the Closing Date through and including August 20, 2002 (the "***Funding Period***"), (i) not more than approximately $21,245,000 of the Pre-Funded Amount is expected to be used to purchase subsequent Group I Mortgage Loans (the "***Subsequent Group I Mortgage Loans***"), (ii) not more than approximately $7,745,000 of the Pre-Funded Amount will be used to purchase subsequent Group II Mortgage Loans (the "***Subsequent Group II Mortgage Loans***"), (iii) not more than approximately $66,245,000 of the Pre-Funded Amount will be used to purchase subsequent Group III Mortgage Loans (the "***Subsequent Group III Mortgage Loans***"), (iv) not more than approximately $22,245,000 of the Pre-Funded Amount will be used to purchase subsequent Group IV Mortgage Loans (the "***Subsequent Group IV Mortgage Loans***") and, (v) not more than approximately $47,245,000 of the Pre-Funded Amount will be used to purchase subsequent Group V Mortgage Loans (the "***Subsequent Group V Mortgage Loans***"), the Pre-Funded Amount will be used to purchase the Subsequent Group I, Group II, Group III, Group IV and Group V Mortgage Loans (the "***Subsequent Mortgage Loans***") having similar characteristics as the Mortgage Loans in the applicable Loan Group as of the Sample Pool Calculation Date. Any portion of the Pre-Funded Amount related to a loan group remaining on the last day of the Funding Period will be distributed as principal on the Offered Certificates related to such loan group on the immediately following Distribution Date.

Wavg Roll Date:	The "***Wavg Roll Date***" for the Group I, Group II, Group III, Group IV and Group V Mortgage Loans (collectively, the "Mortgage Loans") is the Distribution Date in April 2005, May 2005, April 2007, March 2007 and March 2009, respectively.
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 25% CPR.
Expense Fee Rate:	The ***"Expense Fee Rate"*** is comprised of primary servicing fees, master servicing fees, lender paid mortgage insurance premiums and the trustee fee, each, as applicable. The Expense Fee Rate will be equal to approximately (a) with respect to a Mortgage Loan in a Group and the period prior to the initial interest rate adjustment for that Mortgage Loan, [0.276]%, [0.259]%, [0.271]%, [0.315]% and [0.388]%, and (b) thereafter, [0.276]%, [0.259]%, [0.348]%, [0.380]% and [0.403]%, in each case, with respect to the Group I, II, III, IV and V Mortgage Loans, respectively.
Contributing Rate:	The ***"Contributing Rate"*** for any period prior to the related Wavg Roll Date is equal to approximately 0.406673%, 0.396000%, 0.419103%, 0.430475% and 0.494665% for the Group I, Group II, Group III, Group IV and Group V Mortgage Loans, respectively. After the related Wavg Roll Date, the Contributing Rate for such Loan Group will be zero.
Net WAC:	The ***"Net WAC,"*** with respect to each Loan Group, will be equal to the weighted average gross interest rate on the related Mortgage Loans less (a) the weighted average Expense Fee Rate for such Loan Group and (b) the Contributing Rate for such Loan Group.
Accrued Interest:	The price to be paid for the Offered Certificates by investors who elect to settle bonds on the Settlement Date will include accrued interest from the Cut-off Date up to, but not including, the Settlement Date. Investors settling Offered Certificates on alternate dates may pay more or less accrued interest, as applicable.
Interest Accrual Period:	The interest accrual period with respect to all the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Credit Enhancement:	Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval. Credit enhancement for the <u>Senior Certificates</u> will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to equal approximately [3.25]% total subordination. Credit enhancement for the <u>Class M Certificates</u> will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to equal approximately [2.10]% total subordination. Credit enhancement for the <u>Class B-1 Certificates</u> will consist of the subordination of the Class B-2, Class B-3, Class B-4, and Class B-5 Certificates, initially expected to equal approximately [1.25]% total subordination. Credit enhancement for the <u>Class B-2 Certificates</u> will consist of the subordination of the Class B-3, Class B-4 and Class B-5 Certificates, initially expected to equal approximately [0.75]% total subordination.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4 and Class B-5 Certificates, initially expected to equal approximately [0.50]% total subordination.

Credit enhancement for the Class B-4 Certificates will consist of the subordination of the Class B-5 Certificates, initially expected to equal approximately [0.30]% total subordination.

Shifting Interest: Until the first Distribution Date occurring after June 2012, the Subordinate Certificates will be locked out from receipt of any principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance and cross-collateralization triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments from each Loan Group. The prepayment percentages on the Subordinate Certificates, per Loan Group, are as follows:

June 2002 – May 2012	0% Pro Rata Share
June 2012 – May 2013	30% Pro Rata Share
June 2013 – May 2014	40% Pro Rata Share
June 2014 – May 2015	60% Pro Rata Share
June 2015 – May 2016	80% Pro Rata Share
June 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement percentage provided to the Senior Certificates by the Subordinate Certificates doubles (from the initial credit enhancement percentage), all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to the collateral performance and cross-collateralization triggers described in the prospectus supplement). However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to the third anniversary of the initial Cut-off Date (subject to the collateral performance and cross-collateralization triggers described in the prospectus supplement), the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments) until the third anniversary of the initial Cut-off Date.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (i.e., the then current aggregate principal balance of the Group I, Group II, Group III, Group IV or Group V Certificates, as applicable, divided by the aggregate principal balance of the mortgage loans in the related Loan Group) exceeds the applicable initial senior percentage (i.e., the aggregate principal balance of the Group I, Group II, Group III, Group IV or Group V Certificates, as applicable, as of the Closing Date, divided by the sum of the aggregate principal balance of the mortgage loans in the related Loan Group as of the initial Cut-off Date and the related Pre-Funded Amount), the related Senior Certificates will receive all unscheduled prepayments from the related Loan Group, regardless of any prepayment percentages.

Allocation of Losses: Any realized losses from a Loan Group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance has been reduced to zero; *thereafter*, to the related Senior Certificates until the respective class principal balance has been reduced to zero.

Excess losses from a Loan Group (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to (a) the related Senior Certificates and (b) the related subordinate component.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) To the Senior Certificates, from the related Loan Group (or, with respect to Class 1-X Certificates, from all of the Loan Groups), accrued and unpaid interest at the related Certificate Interest Rate;
2)
   (a) to the Group I Certificates, principal from the related Loan Group*;
   (b) to the Group II Certificates, principal from the related Loan Group*;
   (c) to the Group III Certificates, principal from the related Loan Group,* as follows: concurrently approximately 77.857668% and 22.142332% to the Class 3-A-1 and Class 3-A-2 Certificates, respectively, until their respective Class Certificate Balances are reduced to zero;
   (d) to the Group IV Certificates, principal from the related Loan Group*;
   (e) to the Group V Certificates, principal fom the related Loan Group,* as follows: concurrently (a) approximately 27.386906% to the Class 5-A-1 and (b) 72.613094% sequentially, to the Class 5-A-2 and 5-A-3 Certificates, in that order, until their respective Class Certificate Balances are reduced to zero;
3) To the Class M Certificates, accrued and unpaid interest at the related Class M Certificate Interest Rate;
4) To the Class M Certificates, principal;
5) To the Class B-1 Certificates, accrued and unpaid interest at the related Class B-1 Certificate Interest Rate;
6) To the Class B-1 Certificates, principal;
7) To the Class B-2 Certificates, accrued and unpaid interest at the related Class B-2 Certificate Interest Rate;
8) To the Class B-2 Certificates, principal;
9) To the Class B3, Class B4 and Class B5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal; and
10) Residual Certificate, any remaining amount.

* *Under certain delinquency and loss scenarios (as described in the prospectus supplement), principal from an unrelated Loan Group is used to pay the Senior Certificates related to another Loan Group.*

[Yield Tables and Collateral Tables to Follow]

Yield Tables

Class 1-A-1 to Call

Coupon 5.426%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-24	4.84	4.75	4.69	4.51	4.26	3.94	3.53
WAL (yr)	18.58	6.94	4.88	2.91	1.98	1.44	1.09
MDUR (yr)	11.18	5.26	3.97	2.55	1.80	1.34	1.03
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	9/30	8/19	11/14	12/09	8/07	3/06	4/05

Class 1-A-1 to Maturity

Coupon 5.426%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-24	4.84	4.76	4.70	4.53	4.31	4.01	3.63
WAL (yr)	18.66	7.39	5.31	3.21	2.18	1.58	1.19
MDUR (yr)	11.2	5.43	4.17	2.73	1.95	1.46	1.12
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	4/32	4/32	4/32	4/32	4/32	4/32	4/32

Class 2-A-1 to Call

Coupon 5.334%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	4.82	4.75	4.70	4.54	4.33	4.04	3.68
WAL (yr)	18.60	6.94	4.88	2.91	1.98	1.44	1.09
MDUR (yr)	11.22	5.27	3.97	2.55	1.80	1.34	1.03
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	9/30	8/19	11/14	12/09	8/07	3/06	4/05

Class 2-A-1 to Maturity

Coupon 5.334%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	4.82	4.75	4.70	4.56	4.37	4.11	3.77
WAL (yr)	18.69	7.39	5.31	3.21	2.18	1.58	1.19
MDUR (yr)	11.24	5.43	4.17	2.73	1.95	1.46	1.12
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	5/32	5/32	5/32	5/32	5/32	5/32	5/32

Class 3-A-1 to Wavg Roll Date

Coupon	5.682%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-8	5.36	5.26	5.2	5.06	4.88	4.64	4.34
WAL (yr)	4.73	3.68	3.24	2.51	1.95	1.51	1.17
MDUR (yr)	4.04	3.19	2.83	2.23	1.76	1.39	1.09
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	4/07	4/07	4/07	4/07	4/07	4/07	4/07

Class 3-A-1 to Maturity

Coupon	5.682%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-8	4.91	5.02	5.03	4.99	4.86	4.64	4.35
WAL (yr)	18.71	7.42	5.33	3.22	2.19	1.59	1.19
MDUR (yr)	11.01	5.32	4.09	2.69	1.92	1.44	1.11
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	5/32	5/32	5/32	5/32	5/32	5/32	5/32

Class 3-A-2 to Wavg Roll Date

Coupon	5.494%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-24	5.29	5.23	5.19	5.09	4.97	4.82	4.61
WAL (yr)	4.73	3.68	3.24	2.51	1.95	1.51	1.17
MDUR (yr)	4.06	3.20	2.84	2.23	1.76	1.39	1.09
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	4/07	4/07	4/07	4/07	4/07	4/07	4/07

Class 3-A-2 to Maturity

Coupon	5.494%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-24	4.88	5.00	5.02	5.02	4.95	4.81	4.62
WAL (yr)	18.71	7.42	5.33	3.22	2.19	1.59	1.19
MDUR (yr)	11.10	5.34	4.10	2.69	1.92	1.44	1.10
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	5/32	5/32	5/32	5/32	5/32	5/32	5/32

Class 4-A-1 to Wavg Roll Date

Coupon	5.470%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-16	5.33	5.28	5.25	5.18	5.09	4.97	4.82
WAL (yr)	4.65	3.63	3.20	2.49	1.94	1.51	1.17
MDUR (yr)	4.00	3.16	2.81	2.22	1.75	1.38	1.08
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	3/07	3/07	3/07	3/07	3/07	3/07	3/07

Class 4-A-1 to Maturity

Coupon	5.470%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-16	4.91	5.03	5.07	5.09	5.05	4.96	4.82
WAL (yr)	18.63	7.40	5.32	3.21	2.18	1.58	1.19
MDUR (yr)	11.06	5.33	4.09	2.68	1.92	1.43	1.10
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	3/32	3/32	3/32	3/32	3/32	3/32	3/32

Class 5-A-1 to Wavg Roll

Coupon	6.109%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-12	5.87	5.75	5.68	5.50	5.28	5.00	4.66
WAL (yr)	6.50	4.61	3.90	2.84	2.09	1.56	1.19
MDUR (yr)	5.20	3.80	3.27	2.44	1.85	1.42	1.10
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	3/09	3/09	3/09	3/09	3/09	3/09	3/09

Class 5-A-1 to Maturity

Coupon	6.109%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-12	5.24	5.45	5.48	5.43	5.26	5.00	4.66
WAL (yr)	18.82	7.45	5.35	3.22	2.19	1.59	1.19
MDUR (yr)	10.59	5.18	4.01	2.66	1.91	1.43	1.10
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	3/32	3/32	3/32	3/32	3/32	3/32	3/32

Class 5-A-2 to Wavg Roll

Coupon	5.428%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-27	5.28	5.16	5.07	4.81	4.52	4.17	3.76
WAL (yr)	6.41	3.95	3.03	1.80	1.22	0.89	0.67
MDUR (yr)	5.25	3.36	2.64	1.65	1.14	0.85	0.65
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	3/09	3/09	3/09	2/07	7/05	9/04	2/04

Class 5-A-2 to Maturity

Coupon	5.428%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-27	4.97	5.11	5.06	4.81	4.52	4.17	3.76
WAL (yr)	16.06	4.48	3.07	1.80	1.22	0.89	0.67
MDUR (yr)	10.04	3.70	2.67	1.65	1.14	0.85	0.65
First Prin Pay	6/02	6/02	6/02	6/02	6/02	6/02	6/02
Last Prin Pay	5/28	10/13	5/10	2/7	7/5	9/4	2/04

Class 5-A-3 to Wavg Roll

Coupon	5.428%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 97-20	5.87	5.87	5.87	5.90	6.00	6.13	6.32
WAL (yr)	6.80	6.80	6.80	6.26	4.97	3.80	2.89
MDUR (yr)	5.52	5.52	5.52	5.14	4.19	3.28	2.56
First Prin Pay	3/09	3/09	3/09	2/07	7/05	9/04	2/04
Last Prin Pay	3/09	3/09	3/09	3/09	3/09	3/09	3/09

Class 5-A-3 to Maturity

Coupon	5.428%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 97-20	5.11	5.27	5.41	5.70	5.92	6.11	6.31
WAL (yr)	27.97	17.27	12.89	7.93	5.40	3.90	2.91
MDUR (yr)	14.34	10.77	8.78	6.07	4.43	3.34	2.57
First Prin Pay	5/28	10/13	5/10	2/07	7/05	9/04	2/04
Last Prin Pay	3/32	3/32	3/32	3/32	3/32	3/32	3/32

Class M to Call

Coupon	5.568%						
Prepay Speed	**0% CPR**	**10% CPR**	**15% CPR**	**25% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Yield @ 97-22	5.19	5.44	5.64	5.97	6.21	6.40	6.62
WAL (yr)	21.47	11.70	8.30	5.21	3.84	2.95	2.29
MDUR (yr)	12.24	8.18	6.30	4.31	3.31	2.61	2.06
First Prin Pay	6/12	4/08	6/06	10/04	1/04	8/03	5/03
Last Prin Pay	9/30	8/19	11/14	12/09	8/07	3/06	4/05

Class M to Maturity

Coupon	5.568%						
Prepay Speed	**0% CPR**	**10% CPR**	**15% CPR**	**25% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Yield @ 97-22	5.19	5.41	5.59	5.87	6.07	6.24	6.41
WAL (yr)	21.56	12.63	9.21	5.91	4.44	3.52	2.88
MDUR (yr)	12.26	8.47	6.65	4.67	3.69	3.01	2.51
First Prin Pay	6/12	4/08	6/06	10/04	1/04	8/03	5/03
Last Prin Pay	5/32	5/32	5/32	5/32	5/32	5/32	5/32

Class B-1 to Call

Coupon	5.568%						
Prepay Speed	**0% CPR**	**10% CPR**	**15% CPR**	**25% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Yield @ 96-25	5.26	5.55	5.79	6.19	6.49	6.76	7.07
WAL (yr)	21.47	11.70	8.30	5.21	3.84	2.95	2.29
MDUR (yr)	12.19	8.15	6.28	4.30	3.30	2.60	2.06
First Prin Pay	6/12	4/08	6/06	10/04	1/04	8/03	5/03
Last Prin Pay	9/30	8/19	11/14	12/09	8/07	3/06	4/05

Class B-1 to Maturity

Coupon	5.568%						
Prepay Speed	**0% CPR**	**10% CPR**	**15% CPR**	**25% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Yield @ 96-25	5.26	5.52	5.73	6.07	6.32	6.55	6.78
WAL (yr)	21.56	12.63	9.21	5.91	4.44	3.52	2.88
MDUR (yr)	12.21	8.44	6.62	4.65	3.67	3.00	2.50
First Prin Pay	6/12	4/08	6/06	10/04	1/04	8/03	5/03
Last Prin Pay	5/32	5/32	5/32	5/32	5/32	5/32	5/32

Class B-2 to Call

Coupon	5.568%						
Prepay Speed	**0% CPR**	**10% CPR**	**15% CPR**	**25% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Yield @ 95-8	5.40	5.75	6.04	6.56	6.97	7.37	7.85
WAL (yr)	21.47	11.70	8.30	5.21	3.84	2.95	2.29
MDUR (yr)	12.10	8.10	6.25	4.28	3.29	2.59	2.04
First Prin Pay	6/12	4/08	6/06	10/04	1/04	8/03	5/03
Last Prin Pay	9/30	8/19	11/14	12/09	8/07	3/06	4/05

Class B-2 to Maturity

Coupon	5.568%						
Prepay Speed	**0% CPR**	**10% CPR**	**15% CPR**	**25% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Yield @ 95-8	5.39	5.71	5.97	6.41	6.75	7.08	7.42
WAL (yr)	21.56	12.63	9.21	5.91	4.44	3.52	2.88
MDUR (yr)	12.12	8.37	6.57	4.62	3.64	2.97	2.48
First Prin Pay	6/12	4/08	6/06	10/04	1/04	8/03	5/03
Last Prin Pay	5/32	5/32	5/32	5/32	5/32	5/32	5/32

[Collateral Tables to Follow]

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate Collateral

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		1,272	
Total Outstanding Balance		$573,955,971	
Average Loan Balance		$451,223	$44,958 to $1,098,003
WA Mortgage Rate		6.307%	4.125% to 8.000%
Net WAC		5.990%	3.836% to 7.741%
ARM Characteristics			
WA Gross Margin		2.560%	2.250% to 3.575%
WA Months to First Roll		62	31 to 84
WA First Periodic Cap		4.367%	1.000% to 5.000%
WA Subsequent Periodic Cap		1.988%	1.000% to 5.000%
WA Lifetime Cap		11.452%	9.485% to 13.875%
WA Lifetime Floor		2.560%	2.250% to 3.575%
WA Original Term (months)		360	345 to 360
WA Remaining Term (months)		358	343 to 360
WA Age (months)		2	0 to 9
WA LTV		68.66%	16.03% to 95.00%
WA FICO		724	
WA DTI%		30.62%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.00%	
Prepay Moves Exempted	Soft		
	Hard		
	UNK		

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	58.00%	SFR	74.40%	FULL	83.91%	REF	51.69%	OO	97.83%	0	100%
IL	6.01%	PUD	18.78%	NIV	4.80%	PUR	29.66%	2H	2.17%		
CO	4.55%	CND	5.10%	REDUCE	3.62%	RCO	18.65%				
WA	3.26%	CNDP	1.03%	STATED	3.51%						
VA	3.12%	2T4	0.50%	NAV	3.15%						

Aggregate Collateral

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/1 LIB12M	504	$210,556,815	36.69
3/1 LIB12M	188	$84,897,622	14.79
3/1 CMT1Y	2	$831,753	0.14
5/1 CMT1Y	184	$88,967,486	15.50
7/1 CMT1Y	394	$188,702,295	32.88
	1272	**$573,955,971**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	1	$44,958	0.01
$ 50,000.01 to $ 100,000	3	$274,394	0.05
$ 100,000.01 to $ 150,000	11	$1,481,507	0.26
$ 150,000.01 to $ 200,000	10	$1,807,699	0.31
$ 200,000.01 to $ 250,000	12	$2,815,705	0.49
$ 250,000.01 to $ 300,000	16	$4,565,769	0.80
$ 300,000.01 to $ 350,000	238	$78,649,728	13.70
$ 350,000.01 to $ 400,000	294	$110,665,370	19.28
$ 400,000.01 to $ 450,000	195	$82,942,837	14.45
$ 450,000.01 to $ 500,000	149	$71,326,611	12.43
$ 500,000.01 to $ 550,000	98	$51,522,100	8.98
$ 550,000.01 to $ 600,000	84	$48,535,257	8.46
$ 600,000.01 to $ 650,000	86	$54,593,789	9.51
$ 650,000.01 to $ 700,000	14	$9,420,892	1.64
$ 700,000.01 to $ 750,000	6	$4,310,223	0.75
$ 750,000.01 to $1,000,000	52	$47,762,377	8.32
$1,000,000.01 to $1,500,000	3	$3,236,756	0.56
	1272	**$573,955,971**	**100.00**

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.125	1	$499,660	0.09
4.485	1	$381,146	0.07
5.000	5	$2,255,918	0.39
5.125	3	$1,293,572	0.23
5.235	1	$324,626	0.06
5.250	6	$3,067,563	0.53
5.375	6	$3,075,032	0.54
5.500	30	$12,914,589	2.25
5.625	21	$9,142,215	1.59
5.635	1	$359,000	0.06
5.750	42	$19,269,597	3.36
5.809	1	$395,341	0.07
5.875	80	$35,290,331	6.15
6.000	116	$50,843,692	8.86
6.019	1	$494,509	0.09

Aggregate Collateral

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6.119	1	$404,238	0.07
6.125	118	$51,074,056	8.90
6.250	190	$85,543,678	14.90
6.375	182	$81,603,629	14.22
6.394	1	$553,500	0.10
6.405	2	$1,018,298	0.18
6.485	1	$399,637	0.07
6.500	170	$77,815,781	13.56
6.610	1	$630,972	0.11
6.625	94	$41,761,973	7.28
6.699	1	$316,075	0.06
6.704	1	$399,326	0.07
6.750	92	$45,130,675	7.86
6.875	60	$29,091,271	5.07
7.000	23	$10,485,745	1.83
7.005	1	$399,696	0.07
7.125	13	$4,916,816	0.86
7.250	2	$834,091	0.15
7.324	1	$315,158	0.05
7.375	1	$649,008	0.11
7.875	1	$550,821	0.10
8.000	1	$454,738	0.08
	1272	**$573,955,971**	**100.00**

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	1272	$573,955,971	100.00
	1272	**$573,955,971**	**100.00**

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	120	$59,537,415	10.37
50.01 - 55.00	71	$32,043,984	5.58
55.01 - 60.00	94	$42,967,387	7.49
60.01 - 65.00	102	$48,264,756	8.41
65.01 - 70.00	188	$87,556,882	15.25
70.01 - 75.00	163	$79,232,401	13.80
75.01 - 80.00	469	$198,621,565	34.61
80.01 - 85.00	7	$2,739,551	0.48
85.01 - 90.00	45	$18,570,573	3.24
90.01 - 95.00	13	$4,421,455	0.77
	1272	**$573,955,971**	**100.00**

Aggregate Collateral

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	22	$8,948,899	1.56
CA	723	$332,879,098	58.00
CO	60	$26,107,370	4.55
CT	20	$8,468,428	1.48
DE	2	$878,789	0.15
DC	6	$3,357,869	0.59
FL	14	$6,405,614	1.12
GA	31	$13,149,775	2.29
IL	80	$34,495,412	6.01
IN	3	$1,549,409	0.27
IA	1	$598,744	0.10
KS	2	$985,285	0.17
KY	5	$2,192,762	0.38
MD	16	$6,300,294	1.10
MA	24	$10,249,091	1.79
MI	29	$13,366,053	2.33
MN	11	$4,968,561	0.87
MO	13	$6,856,591	1.19
NE	1	$467,595	0.08
NV	8	$3,423,952	0.60
NJ	22	$10,729,075	1.87
NM	2	$723,220	0.13
NY	12	$5,682,319	0.99
NC	9	$4,079,142	0.71
OH	12	$4,551,140	0.79
OR	10	$3,512,236	0.61
PA	5	$2,598,055	0.45
SC	3	$1,660,269	0.29
TN	5	$2,159,661	0.38
TX	23	$10,207,029	1.78
UT	8	$3,601,799	0.63
VA	41	$17,880,192	3.12
WA	43	$18,705,097	3.26
WI	4	$1,348,413	0.23
WY	2	$868,734	0.15
	1272	**$573,955,971**	**100.00**

Collateral Grouped by FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	12	$6,051,631	1.05
781 - 800	117	$51,117,702	8.91
761 - 780	215	$96,579,337	16.83
741 - 760	204	$88,968,741	15.50
721 - 740	176	$79,652,254	13.88
701 - 720	190	$86,021,432	14.99
681 - 700	123	$55,530,256	9.68
661 - 680	102	$46,862,098	8.16

Aggregate Collateral

Collateral Grouped by FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
641 - 660	60	$27,265,781	4.75
621 - 640	51	$25,601,925	4.46
601 - 620	10	$4,278,930	0.75
581 - 600	9	$4,328,397	0.75
561 - 580	1	$847,449	0.15
541 - 560	1	$350,468	0.06
Missing	1	$499,570	0.09
	1272	**$573,955,971**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	942	$427,019,307	74.40
PUD	239	$107,809,807	18.78
CND	72	$29,250,180	5.10
CNDP	12	$5,906,016	1.03
2T4	5	$2,886,146	0.50
TWN	2	$1,084,516	0.19
	1272	**$573,955,971**	**100.00**

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REF	641	$296,691,991	51.69
PUR	378	$170,207,595	29.66
RCO	253	$107,056,386	18.65
	1272	**$573,955,971**	**100.00**

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	1246	$561,498,153	97.83
2H	26	$12,457,818	2.17
	1272	**$573,955,971**	**100.00**

Collateral Grouped by Document Type

Document Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	1064	$481,609,765	83.91
NIV	58	$27,578,163	4.80
REDUCED	45	$20,756,482	3.62
STATED	53	$20,121,216	3.51
NAV	37	$18,051,120	3.15

Aggregate Collateral

Collateral Grouped by Document Type

Document Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
STREAMLINE	12	$4,894,388	0.85
SIMPLE	3	$944,838	0.16
	1272	**$573,955,971**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	1270	$573,324,739	99.89
3.001 - 4.000	2	$631,232	0.11
	1272	**$573,955,971**	**100.00**

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
12/04	1	$636,465	0.11
01/05	2	$880,207	0.15
02/05	2	$966,673	0.17
03/05	14	$5,906,372	1.03
04/05	100	$43,182,041	7.52
05/05	71	$34,157,618	5.95
08/06	1	$348,236	0.06
10/06	3	$1,299,267	0.23
11/06	2	$688,144	0.12
12/06	4	$1,375,506	0.24
01/07	20	$10,433,902	1.82
02/07	254	$109,977,951	19.16
03/07	178	$77,968,140	13.58
04/07	198	$84,200,746	14.67
05/07	28	$13,232,408	2.31
08/08	2	$716,694	0.12
10/08	1	$898,459	0.16
11/08	2	$690,691	0.12
12/08	1	$366,077	0.06
01/09	32	$14,305,188	2.49
02/09	97	$45,902,961	8.00
03/09	244	$119,269,854	20.78
04/09	12	$4,963,400	0.86
05/09	3	$1,588,972	0.28
	1272	**$573,955,971**	**100.00**

Aggregate Collateral

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
25 - 31	1	$636,465	0.11
32 - 37	189	$85,092,910	14.83
50 - 55	10	$3,711,154	0.65
56 - 61	678	$295,813,147	51.54
74 - 79	6	$2,671,920	0.47
80 - 85	388	$186,030,375	32.41
	1272	**$573,955,971**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	6	$2,637,064	0.46
10.001 - 11.000	232	$101,728,544	17.72
11.001 - 12.000	913	$414,406,438	72.20
12.001 - 13.000	119	$54,178,367	9.44
13.001 - 14.000	2	$1,005,559	0.18
	1272	**$573,955,971**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	3	$1,322,758	0.23
2.000	253	$119,433,476	20.81
5.000	1016	$453,199,738	78.96
	1272	**$573,955,971**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	38	$15,447,240	2.69
2.000	1228	$555,653,446	96.81
5.000	6	$2,855,286	0.50
	1272	**$573,955,971**	**100.00**

Aggregate Collateral

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	1272	$573,955,971	100.00
	1272	**$573,955,971**	**100.00**

Loan Group I (3/1 Hybrid LIBOR)

Summary of Loans in Statistic Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		188	
Total Outstanding Balance		$84,897,622	
Average Loan Balance		$451,583	$94,828 to $1,000,000
WA Mortgage Rate		6.108%	4.125% to 7.875%
Net WAC		5.833%	3.866% to 7.616%
ARM Characteristics			
WA Gross Margin		2.475%	2.250% to 2.904%
WA Months to First Roll		35	31 to 36
WA First Periodic Cap		1.988%	1.000% to 2.000%
WA Subsequent Periodic Cap		1.988%	1.000% to 2.000%
WA Lifetime Cap		12.067%	10.125% to 13.875%
WA Lifetime Floor		2.475%	2.250% to 2.904%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	355 to 360
WA Age (months)		1	0 to 5
WA LTV		71.67%	20.48% to 95.00%
WA FICO		717	
WA DTI%		38.89%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.00%	
Prepay Moves Exempted	Soft		
	Hard		
	UNK		

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	43.08%	SFR	65.85%	FULL	82.42%	REF	46.33%	OO	97.93%	0	100%
IL	10.62%	PUD	28.48%	REDUCE	13.66%	PUR	37.12%	2H	2.07%		
MI	7.45%	CND	5.67%	STATED	2.13%	RCO	16.55%				
CO	6.36%			STREAM	1.78%						
WA	4.87%										

Loan Group I (3/1 Hybrid LIBOR)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 LIB12M	188	$84,897,622	100.00
	188	**$84,897,622**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 50,000.01 to $ 100,000	1	$94,828	0.11
$ 100,000.01 to $ 150,000	1	$134,872	0.16
$ 150,000.01 to $ 200,000	1	$187,817	0.22
$ 200,000.01 to $ 250,000	2	$471,264	0.56
$ 250,000.01 to $ 300,000	2	$541,959	0.64
$ 300,000.01 to $ 350,000	28	$9,309,805	10.97
$ 350,000.01 to $ 400,000	56	$21,046,006	24.79
$ 400,000.01 to $ 450,000	20	$8,509,527	10.02
$ 450,000.01 to $ 500,000	27	$12,892,891	15.19
$ 500,000.01 to $ 550,000	13	$6,889,132	8.11
$ 550,000.01 to $ 600,000	11	$6,325,177	7.45
$ 600,000.01 to $ 650,000	19	$12,132,805	14.29
$ 750,000.01 to $1,000,000	7	$6,361,538	7.49
	188	**$84,897,622**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.125	1	$499,660	0.59
5.250	1	$647,753	0.76
5.375	1	$559,372	0.66
5.500	5	$2,256,466	2.66
5.625	8	$3,116,077	3.67
5.635	1	$359,000	0.42
5.750	10	$4,822,775	5.68
5.809	1	$395,341	0.47
5.875	34	$14,662,613	17.27
6.000	20	$9,162,031	10.79
6.019	1	$494,509	0.58
6.125	26	$10,823,116	12.75
6.250	27	$12,915,544	15.21
6.375	26	$11,090,334	13.06
6.394	1	$553,500	0.65
6.405	2	$1,018,298	1.20
6.500	15	$7,735,887	9.11
6.625	4	$1,511,848	1.78
6.750	3	$1,722,677	2.03
7.875	1	$550,821	0.65
	188	**$84,897,622**	**100.00**

Loan Group I (3/1 Hybrid LIBOR)

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	188	$84,897,622	100.00
	188	**$84,897,622**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	9	$4,719,468	5.56
50.01 - 55.00	14	$6,174,532	7.27
55.01 - 60.00	12	$5,343,071	6.29
60.01 - 65.00	9	$4,994,634	5.88
65.01 - 70.00	21	$10,269,069	12.10
70.01 - 75.00	31	$14,580,835	17.17
75.01 - 80.00	73	$31,390,717	36.97
80.01 - 85.00	3	$1,088,272	1.28
85.01 - 90.00	10	$4,171,783	4.91
90.01 - 95.00	6	$2,165,240	2.55
	188	**$84,897,622**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	2	$1,050,814	1.24
CA	77	$36,570,620	43.08
CO	13	$5,403,038	6.36
CT	4	$1,566,492	1.85
FL	3	$1,407,193	1.66
GA	4	$1,633,779	1.92
IL	22	$9,016,366	10.62
KY	2	$814,190	0.96
MD	1	$493,000	0.58
MA	2	$1,065,025	1.25
MI	14	$6,328,535	7.45
MN	2	$539,352	0.64
MO	4	$2,637,470	3.11
NV	1	$467,534	0.55
NJ	4	$1,820,067	2.14
NM	1	$388,827	0.46
NC	5	$2,539,653	2.99
OH	3	$1,056,463	1.24
OR	2	$640,968	0.75
SC	1	$791,767	0.93
TX	5	$2,433,560	2.87
UT	3	$1,303,370	1.54
WA	11	$4,135,537	4.87
WI	2	$794,000	0.94
	188	**$84,897,622**	**100.00**

Loan Group I (3/1 Hybrid LIBOR)

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
781 - 800	14	$6,298,561	7.42
761 - 780	29	$12,691,114	14.95
741 - 760	19	$8,503,275	10.02
721 - 740	33	$15,375,896	18.11
701 - 720	29	$12,865,491	15.15
681 - 700	20	$9,113,709	10.73
661 - 680	22	$9,870,097	11.63
641 - 660	13	$5,127,017	6.04
621 - 640	8	$4,463,036	5.26
601 - 620	1	$589,427	0.69
	188	**$84,897,622**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	127	$55,905,726	65.85
PUD	49	$24,176,156	28.48
CND	12	$4,815,739	5.67
	188	**$84,897,622**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REF	85	$39,334,784	46.33
PUR	70	$31,512,215	37.12
RCO	33	$14,050,623	16.55
	188	**$84,897,622**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	184	$83,143,502	97.93
2H	4	$1,754,120	2.07
	188	**$84,897,622**	**100.00**

Loan Group I (3/1 Hybrid LIBOR)

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	152	$69,975,364	82.42
REDUCED	26	$11,601,168	13.66
STATED	6	$1,808,962	2.13
STREAMLINE	4	$1,512,127	1.78
	188	**$84,897,622**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	188	$84,897,622	100.00
	188	**$84,897,622**	**100.00**

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
12/04	1	$636,465	0.75
01/05	1	$367,373	0.43
02/05	1	$647,753	0.76
03/05	14	$5,906,372	6.96
04/05	100	$43,182,041	50.86
05/05	71	$34,157,618	40.23
	188	**$84,897,622**	**100.00**

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
25 - 31	1	$636,465	0.75
32 - 37	187	$84,261,157	99.25
	188	**$84,897,622**	**100.00**

Loan Group I (3/1 Hybrid LIBOR)

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.001 - 11.000	8	$2,566,168	3.02
11.001 - 12.000	80	$35,378,587	41.67
12.001 - 13.000	99	$46,402,047	54.66
13.001 - 14.000	1	$550,821	0.65
	188	**$84,897,622**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	2	$1,003,838	1.18
2.000	186	$83,893,784	98.82
	188	**$84,897,622**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	2	$1,003,838	1.18
2.000	186	$83,893,784	98.82
	188	**$84,897,622**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	188	$84,897,622	100.00
	188	**$84,897,622**	**100.00**

Loan Group II (3/1 Hybrid CMT)

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		2	
Total Outstanding Balance		$831,753	
Average Loan Balance		$415,877	$318,919 to $512,834
WA Mortgage Rate		5.606%	5.375% to 5.750%
Net WAC		5.347%	5.116% to 5.491%
ARM Characteristics			
WA Gross Margin		2.750%	2.750% to 2.750%
WA Months to First Roll		32	32 to 33
WA First Periodic Cap		1.617%	1.000% to 2.000%
WA Subsequent Periodic Cap		1.617%	1.000% to 2.000%
WA Lifetime Cap		11.606%	11.375% to 11.750%
WA Lifetime Floor		2.750%	2.750% to 2.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		356	356 to 357
WA Age (months)		4	3 to 4
WA LTV		68.70%	61.68% to 80.00%
WA FICO		729	
WA DTI%		53.21%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.00%	
Prepay Moves Exempted	Soft		
	Hard		
	UNK		

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	100%	SFR	100%	FULL	100%	REF	100%	OO	100%	0	100%

Loan Group II (3/1 Hybrid CMT)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 CMT1Y	2	$831,753	100.00
	2	**$831,753**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 300,000.01 to $ 350,000	1	$318,919	38.34
$ 500,000.01 to $ 550,000	1	$512,834	61.66
	2	**$831,753**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.375	1	$318,919	38.34
5.750	1	$512,834	61.66
	2	**$831,753**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	2	$831,753	100.00
	2	**$831,753**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
60.01 - 65.00	1	$512,834	61.66
75.01 - 80.00	1	$318,919	38.34
	2	**$831,753**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CA	2	$831,753	100.00
	2	**$831,753**	**100.00**

Loan Group II (3/1 Hybrid CMT)

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
761 - 780	1	$318,919	38.34
701 - 720	1	$512,834	61.66
	2	**$831,753**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	2	$831,753	100.00
	2	**$831,753**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REF	2	$831,753	100.00
	2	**$831,753**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	2	$831,753	100.00
	2	**$831,753**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	2	$831,753	100.00
	2	**$831,753**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	2	$831,753	100.00
	2	**$831,753**	**100.00**

Loan Group II (3/1 Hybrid CMT)

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
01/05	1	$512,834	61.66
02/05	1	$318,919	38.34
	2	**$831,753**	**100.00**

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
32 - 37	2	$831,753	100.00
	2	**$831,753**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
11.001 - 12.000	2	$831,753	100.00
	2	**$831,753**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	1	$318,919	38.34
2.000	1	$512,834	61.66
	2	**$831,753**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	1	$318,919	38.34
2.000	1	$512,834	61.66
	2	**$831,753**	**100.00**

Loan Group II (3/1 Hybrid CMT)

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	2	$831,753	100.00
	2	**$831,753**	**100.00**

Loan Group III (5/1 Hybrid LIBOR)

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		504	
Total Outstanding Balance		$210,556,815	
Average Loan Balance		$417,771	$44,958 to $1,076,777
WA Mortgage Rate		6.260%	4.485% to 7.324%
Net WAC		5.986%	3.836% to 7.015%
ARM Characteristics			
WA Gross Margin		2.342%	2.250% to 3.575%
WA Months to First Roll		58	54 to 60
WA First Periodic Cap		5.000%	5.000% to 5.000%
WA Subsequent Periodic Cap		1.974%	1.000% to 5.000%
WA Lifetime Cap		11.260%	9.485% to 12.324%
WA Lifetime Floor		2.342%	2.250% to 3.575%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	354 to 360
WA Age (months)		2	0 to 6
WA LTV		70.06%	16.03% to 95.00%
WA FICO		731	
WA DTI%		25.51%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.00%	
Prepay Moves Exempted	Soft		
	Hard		
	UNK		

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	64.64%	SFR	70.86%	FULL	88.42%	REF	53.63%	OO	98.78%	0	100%
IL	7.06%	PUD	23.05%	STATED	5.85%	PUR	24.49%	2H	1.22%		
CO	4.77%	CND	5.15%	REDUCE	3.94%	RCO	21.88%				
GA	2.71%	2T4	0.48%	STREAM	1.35%						
AZ	2.69%	CNDP	0.46%	SIMPLE	0.45%						

Loan Group III (5/1 Hybrid LIBOR)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/1 LIB12M	504	$210,556,815	100.00
	504	**$210,556,815**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	1	$44,958	0.02
$ 50,000.01 to $ 100,000	2	$179,566	0.09
$ 100,000.01 to $ 150,000	9	$1,214,741	0.58
$ 150,000.01 to $ 200,000	7	$1,241,418	0.59
$ 200,000.01 to $ 250,000	7	$1,665,800	0.79
$ 250,000.01 to $ 300,000	10	$2,840,134	1.35
$ 300,000.01 to $ 350,000	111	$36,768,659	17.46
$ 350,000.01 to $ 400,000	117	$44,150,954	20.97
$ 400,000.01 to $ 450,000	84	$35,643,645	16.93
$ 450,000.01 to $ 500,000	61	$29,352,262	13.94
$ 500,000.01 to $ 550,000	32	$16,761,757	7.96
$ 550,000.01 to $ 600,000	30	$17,424,734	8.28
$ 600,000.01 to $ 650,000	23	$14,632,924	6.95
$ 650,000.01 to $ 700,000	2	$1,361,526	0.65
$ 700,000.01 to $ 750,000	2	$1,462,087	0.69
$ 750,000.01 to $1,000,000	4	$3,672,896	1.74
$1,000,000.01 to $1,500,000	2	$2,138,753	1.02
	504	**$210,556,815**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.485	1	$381,146	0.18
5.000	3	$1,458,151	0.69
5.125	2	$924,443	0.44
5.235	1	$324,626	0.15
5.375	2	$998,879	0.47
5.500	5	$2,095,432	1.00
5.625	6	$2,499,868	1.19
5.750	18	$7,552,098	3.59
5.875	28	$11,497,691	5.46
6.000	58	$24,766,122	11.76
6.119	1	$404,238	0.19
6.125	66	$28,708,265	13.63
6.250	94	$39,767,338	18.89
6.375	74	$29,117,173	13.83
6.485	1	$399,637	0.19
6.500	70	$28,600,404	13.58
6.625	26	$9,954,345	4.73
6.699	1	$316,075	0.15
6.704	1	$399,326	0.19

Loan Group III (5/1 Hybrid LIBOR)

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6.750	18	$7,183,944	3.41
6.875	16	$7,699,476	3.66
7.000	6	$3,126,339	1.48
7.005	1	$399,696	0.19
7.125	3	$1,183,323	0.56
7.250	1	$483,622	0.23
7.324	1	$315,158	0.15
	504	**$210,556,815**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	504	$210,556,815	100.00
	504	**$210,556,815**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	48	$21,372,707	10.15
50.01 - 55.00	22	$8,538,161	4.06
55.01 - 60.00	37	$14,848,728	7.05
60.01 - 65.00	27	$11,215,243	5.33
65.01 - 70.00	68	$28,583,525	13.58
70.01 - 75.00	57	$25,961,505	12.33
75.01 - 80.00	216	$89,097,681	42.32
80.01 - 85.00	2	$698,152	0.33
85.01 - 90.00	20	$7,984,897	3.79
90.01 - 95.00	7	$2,256,215	1.07
	504	**$210,556,815**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	15	$5,659,566	2.69
CA	320	$136,094,222	64.64
CO	24	$10,044,790	4.77
CT	2	$726,130	0.34
FL	1	$364,788	0.17
GA	14	$5,695,811	2.71
IL	36	$14,863,954	7.06
IN	1	$315,117	0.15
MD	8	$3,066,426	1.46
MA	5	$1,727,686	0.82
MI	6	$2,476,346	1.18
MN	1	$522,979	0.25

Loan Group III (5/1 Hybrid LIBOR)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
MO	5	$2,030,543	0.96
NV	3	$1,372,405	0.65
NJ	3	$1,106,522	0.53
NY	2	$968,848	0.46
NC	2	$793,476	0.38
OH	6	$2,279,449	1.08
OR	7	$2,541,552	1.21
TN	2	$842,980	0.40
TX	8	$3,462,350	1.64
UT	5	$2,298,428	1.09
VA	13	$5,557,076	2.64
WA	11	$4,322,222	2.05
WI	2	$554,413	0.26
WY	2	$868,734	0.41
	504	**$210,556,815**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	4	$2,022,286	0.96
781 - 800	57	$23,839,940	11.32
761 - 780	88	$37,110,042	17.62
741 - 760	93	$37,301,940	17.72
721 - 740	66	$27,207,035	12.92
701 - 720	78	$33,737,456	16.02
681 - 700	44	$18,157,927	8.62
661 - 680	35	$14,815,329	7.04
641 - 660	19	$7,569,875	3.60
621 - 640	19	$8,295,416	3.94
Missing	1	$499,570	0.24
	504	**$210,556,815**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	357	$149,200,003	70.86
PUD	113	$48,535,356	23.05
CND	30	$10,835,326	5.15
2T4	2	$1,016,131	0.48
CNDP	2	$969,999	0.46
	504	**$210,556,815**	**100.00**

Loan Group III (5/1 Hybrid LIBOR)

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REF	263	$112,917,303	53.63
PUR	127	$51,560,270	24.49
RCO	114	$46,079,243	21.88
	504	**$210,556,815**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	498	$207,990,177	98.78
2H	6	$2,566,639	1.22
	504	**$210,556,815**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	443	$186,165,331	88.42
STATED	34	$12,314,378	5.85
REDUCED	17	$8,299,510	3.94
STREAMLINE	7	$2,832,758	1.35
SIMPLE	3	$944,838	0.45
	504	**$210,556,815**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	502	$209,925,583	99.70
3.001 - 4.000	2	$631,232	0.30
	504	**$210,556,815**	**100.00**

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
11/06	1	$350,018	0.17
12/06	3	$973,443	0.46
01/07	4	$1,906,077	0.91
02/07	208	$88,131,208	41.86
03/07	120	$49,142,709	23.34
04/07	155	$64,443,350	30.61
05/07	13	$5,610,011	2.66
	504	**$210,556,815**	**100.00**

Loan Group III (5/1 Hybrid LIBOR)

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
50 - 55	4	$1,323,461	0.63
56 - 61	500	$209,233,354	99.37
	504	**$210,556,815**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	4	$1,839,297	0.87
10.001 - 11.000	120	$50,659,159	24.06
11.001 - 12.000	374	$155,676,560	73.94
12.001 - 13.000	6	$2,381,798	1.13
	504	**$210,556,815**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	504	$210,556,815	100.00
	504	**$210,556,815**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	18	$7,183,108	3.41
2.000	485	$202,774,934	96.30
5.000	1	$598,774	0.28
	504	**$210,556,815**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	504	$210,556,815	100.00
	504	**$210,556,815**	**100.00**

Loan Group IV (5/1 Hybrid CMT)

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		184	
Total Outstanding Balance		$88,967,486	
Average Loan Balance		$483,519	$299,010 to $1,098,003
WA Mortgage Rate		6.215%	5.000% to 8.000%
Net WAC		5.900%	4.741% to 7.741%
ARM Characteristics			
WA Gross Margin		2.750%	2.750% to 2.750%
WA Months to First Roll		58	51 to 60
WA First Periodic Cap		3.851%	2.000% to 5.000%
WA Subsequent Periodic Cap		2.026%	1.000% to 5.000%
WA Lifetime Cap		11.226%	10.000% to 13.625%
WA Lifetime Floor		2.750%	2.750% to 2.750%
WA Original Term (months)		360	345 to 360
WA Remaining Term (months)		358	343 to 360
WA Age (months)		2	0 to 9
WA LTV		70.02%	27.40% to 90.00%
WA FICO		715	
WA DTI%		32.39%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.00%	
Prepay Moves Exempted	Soft		
	Hard		
	UNK		

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	42.59%	SFR	72.31%	FULL	98.90%	REF	52.86%	OO	95.69%	0	100%
IL	6.82%	PUD	20.93%	STREAM	0.62%	PUR	32.61%	2H	4.31%		
CO	6.13%	CND	3.36%	REDUCE	0.49%	RCO	14.54%				
WA	5.57%	CNDP	1.61%								
VA	4.69%	TWN	1.22%								

Loan Group IV (5/1 Hybrid CMT)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/1 CMT1Y	184	$88,967,486	100.00
	184	**$88,967,486**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 250,000.01 to $ 300,000	1	$299,010	0.34
$ 300,000.01 to $ 350,000	32	$10,624,862	11.94
$ 350,000.01 to $ 400,000	43	$16,180,324	18.19
$ 400,000.01 to $ 450,000	30	$12,806,229	14.39
$ 450,000.01 to $ 500,000	20	$9,441,596	10.61
$ 500,000.01 to $ 550,000	13	$6,870,980	7.72
$ 550,000.01 to $ 600,000	14	$7,982,525	8.97
$ 600,000.01 to $ 650,000	9	$5,685,998	6.39
$ 650,000.01 to $ 700,000	5	$3,377,741	3.80
$ 700,000.01 to $ 750,000	2	$1,433,614	1.61
$ 750,000.01 to $1,000,000	14	$13,166,604	14.80
$1,000,000.01 to $1,500,000	1	$1,098,003	1.23
	184	**$88,967,486**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	2	$797,767	0.90
5.125	1	$369,129	0.41
5.250	4	$1,949,810	2.19
5.375	1	$599,328	0.67
5.500	12	$4,980,328	5.60
5.625	4	$2,208,165	2.48
5.750	4	$1,882,786	2.12
5.875	11	$6,033,161	6.78
6.000	19	$8,513,218	9.57
6.125	14	$6,297,924	7.08
6.250	34	$17,350,118	19.50
6.375	23	$12,504,924	14.06
6.500	23	$10,837,797	12.18
6.625	9	$3,581,622	4.03
6.750	17	$8,529,161	9.59
6.875	4	$1,729,275	1.94
7.000	1	$348,236	0.39
8.000	1	$454,738	0.51
	184	**$88,967,486**	**100.00**

Loan Group IV (5/1 Hybrid CMT)

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	184	$88,967,486	100.00
	184	**$88,967,486**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	13	$6,106,007	6.86
50.01 - 55.00	13	$6,012,418	6.76
55.01 - 60.00	10	$4,862,387	5.47
60.01 - 65.00	11	$5,650,584	6.35
65.01 - 70.00	23	$12,525,925	14.08
70.01 - 75.00	36	$19,987,926	22.47
75.01 - 80.00	70	$30,589,619	34.38
80.01 - 85.00	1	$394,893	0.44
85.01 - 90.00	7	$2,837,726	3.19
	184	**$88,967,486**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	4	$1,861,378	2.09
CA	76	$37,894,928	42.59
CO	11	$5,454,419	6.13
CT	7	$3,309,549	3.72
DC	2	$863,298	0.97
FL	5	$2,546,871	2.86
GA	2	$1,368,135	1.54
IL	13	$6,067,738	6.82
IN	1	$618,848	0.70
KS	1	$480,000	0.54
MD	3	$1,114,065	1.25
MA	6	$2,365,892	2.66
MI	4	$1,918,051	2.16
MN	2	$1,047,960	1.18
MO	3	$1,809,559	2.03
NE	1	$467,595	0.53
NV	3	$1,267,967	1.43
NJ	3	$1,783,628	2.00
NM	1	$334,393	0.38
NY	3	$1,606,343	1.81
NC	2	$746,013	0.84
OH	2	$706,610	0.79
OR	1	$329,716	0.37
PA	1	$532,000	0.60
TN	3	$1,316,681	1.48
TX	5	$2,024,570	2.28
VA	9	$4,176,936	4.69

Loan Group IV (5/1 Hybrid CMT)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
WA	10	$4,954,343	5.57
	184	**$88,967,486**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	3	$1,417,919	1.59
781 - 800	13	$6,100,946	6.86
761 - 780	29	$13,528,477	15.21
741 - 760	24	$10,957,306	12.32
721 - 740	34	$15,560,362	17.49
701 - 720	21	$9,146,164	10.28
681 - 700	15	$7,729,748	8.69
661 - 680	15	$8,428,174	9.47
641 - 660	12	$5,823,062	6.55
621 - 640	15	$8,029,550	9.03
581 - 600	2	$1,398,329	1.57
561 - 580	1	$847,449	0.95
	184	**$88,967,486**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	132	$64,333,787	72.31
PUD	40	$18,616,565	20.93
CND	7	$2,991,241	3.36
CNDP	2	$1,430,305	1.61
TWN	2	$1,084,516	1.22
2T4	1	$511,072	0.57
	184	**$88,967,486**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REF	92	$47,025,128	52.86
PUR	63	$29,008,628	32.61
RCO	29	$12,933,730	14.54
	184	**$88,967,486**	**100.00**

Loan Group IV (5/1 Hybrid CMT)

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	177	$85,136,329	95.69
2H	7	$3,831,157	4.31
	184	**$88,967,486**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	182	$87,984,885	98.90
STREAMLINE	1	$549,503	0.62
REDUCED	1	$433,098	0.49
	184	**$88,967,486**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	184	$88,967,486	100.00
	184	**$88,967,486**	**100.00**

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
08/06	1	$348,236	0.39
10/06	3	$1,299,267	1.46
11/06	1	$338,127	0.38
12/06	1	$402,063	0.45
01/07	16	$8,527,825	9.59
02/07	46	$21,846,744	24.56
03/07	58	$28,825,432	32.40
04/07	43	$19,757,396	22.21
05/07	15	$7,622,397	8.57
	184	**$88,967,486**	**100.00**

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
50 - 55	6	$2,387,693	2.68
56 - 61	178	$86,579,793	97.32
	184	**$88,967,486**	**100.00**

Loan Group IV (5/1 Hybrid CMT)

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	2	$797,767	0.90
10.001 - 11.000	56	$26,535,924	29.83
11.001 - 12.000	123	$60,517,505	68.02
12.001 - 13.000	2	$661,552	0.74
13.001 - 14.000	1	$454,738	0.51
	184	**$88,967,486**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	64	$34,067,879	38.29
5.000	120	$54,899,607	61.71
	184	**$88,967,486**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	11	$4,450,507	5.00
2.000	168	$82,260,466	92.46
5.000	5	$2,256,513	2.54
	184	**$88,967,486**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	184	$88,967,486	100.00
	184	**$88,967,486**	**100.00**

Loan Group V (7/1 Hybrid CMT)

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		394	
Total Outstanding Balance		$188,702,295	
Average Loan Balance		$478,940	$131,894 to $999,160
WA Mortgage Rate		6.497%	5.250% to 7.375%
Net WAC		6.109%	4.991% to 7.096%
ARM Characteristics			
WA Gross Margin		2.750%	2.750% to 2.860%
WA Months to First Roll		82	75 to 84
WA First Periodic Cap		4.985%	2.000% to 5.000%
WA Subsequent Periodic Cap		1.987%	1.000% to 2.000%
WA Lifetime Cap		11.497%	10.250% to 12.375%
WA Lifetime Floor		2.750%	2.750% to 2.860%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	351 to 360
WA Age (months)		2	0 to 9
WA LTV		65.11%	21.74% to 90.00%
WA FICO		724	
WA DTI%		32.42%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.00%	
Prepay Moves Exempted	Soft		
	Hard		
	UNK		

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	64.38%	SFR	83.07%	FULL	72.42%	REF	51.18%	OO	97.72%	0	100%
VA	4.32%	PUD	8.73%	NIV	14.61%	PUR	30.80%	2H	2.28%		
NJ	3.19%	CND	5.62%	NAV	9.57%	RCO	18.01%				
WA	2.80%	CNDP	1.86%	STATED	3.18%						
CO	2.76%	2T4	0.72%	REDUCE	0.22%						

Loan Group V (7/1 Hybrid CMT)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
7/1 CMT1Y	394	$188,702,295	100.00
	394	**$188,702,295**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 100,000.01 to $ 150,000	1	$131,894	0.07
$ 150,000.01 to $ 200,000	2	$378,464	0.20
$ 200,000.01 to $ 250,000	3	$678,641	0.36
$ 250,000.01 to $ 300,000	3	$884,664	0.47
$ 300,000.01 to $ 350,000	66	$21,627,482	11.46
$ 350,000.01 to $ 400,000	78	$29,288,086	15.52
$ 400,000.01 to $ 450,000	61	$25,983,436	13.77
$ 450,000.01 to $ 500,000	41	$19,639,862	10.41
$ 500,000.01 to $ 550,000	39	$20,487,398	10.86
$ 550,000.01 to $ 600,000	29	$16,802,821	8.90
$ 600,000.01 to $ 650,000	35	$22,142,062	11.73
$ 650,000.01 to $ 700,000	7	$4,681,625	2.48
$ 700,000.01 to $ 750,000	2	$1,414,521	0.75
$ 750,000.01 to $1,000,000	27	$24,561,338	13.02
	394	**$188,702,295**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.250	1	$470,000	0.25
5.375	1	$598,532	0.32
5.500	8	$3,582,363	1.90
5.625	3	$1,318,106	0.70
5.750	9	$4,499,104	2.38
5.875	7	$3,096,866	1.64
6.000	19	$8,402,322	4.45
6.125	12	$5,244,751	2.78
6.250	35	$15,510,678	8.22
6.375	59	$28,891,199	15.31
6.500	62	$30,641,693	16.24
6.610	1	$630,972	0.33
6.625	55	$26,714,158	14.16
6.750	54	$27,694,894	14.68
6.875	40	$19,662,519	10.42
7.000	16	$7,011,170	3.72
7.125	10	$3,733,493	1.98
7.250	1	$350,468	0.19
7.375	1	$649,008	0.34
	394	**$188,702,295**	**100.00**

Loan Group V (7/1 Hybrid CMT)

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	394	$188,702,295	100.00
	394	**$188,702,295**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	50	$27,339,233	14.49
50.01 - 55.00	22	$11,318,873	6.00
55.01 - 60.00	35	$17,913,201	9.49
60.01 - 65.00	54	$25,891,461	13.72
65.01 - 70.00	76	$36,178,362	19.17
70.01 - 75.00	39	$18,702,135	9.91
75.01 - 80.00	109	$47,224,627	25.03
80.01 - 85.00	1	$558,234	0.30
85.01 - 90.00	8	$3,576,168	1.90
	394	**$188,702,295**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	1	$377,142	0.20
CA	248	$121,487,575	64.38
CO	12	$5,205,123	2.76
CT	7	$2,866,256	1.52
DE	2	$878,789	0.47
DC	4	$2,494,571	1.32
FL	5	$2,086,762	1.11
GA	11	$4,452,049	2.36
IL	9	$4,547,354	2.41
IN	1	$615,443	0.33
IA	1	$598,744	0.32
KS	1	$505,285	0.27
KY	3	$1,378,571	0.73
MD	4	$1,626,804	0.86
MA	11	$5,090,487	2.70
MI	5	$2,643,122	1.40
MN	6	$2,858,270	1.51
MO	1	$379,019	0.20
NV	1	$316,046	0.17
NJ	12	$6,018,858	3.19
NY	7	$3,107,128	1.65
OH	1	$508,618	0.27
PA	4	$2,066,055	1.09
SC	2	$868,502	0.46
TX	5	$2,286,549	1.21
VA	19	$8,146,179	4.32
WA	11	$5,292,995	2.80

Loan Group V (7/1 Hybrid CMT)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
	394	**$188,702,295**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	5	$2,611,425	1.38
781 - 800	33	$14,878,254	7.88
761 - 780	68	$32,930,784	17.45
741 - 760	68	$32,206,220	17.07
721 - 740	43	$21,508,962	11.40
701 - 720	61	$29,759,487	15.77
681 - 700	44	$20,528,873	10.88
661 - 680	30	$13,748,499	7.29
641 - 660	16	$8,745,827	4.63
621 - 640	9	$4,813,924	2.55
601 - 620	9	$3,689,503	1.96
581 - 600	7	$2,930,068	1.55
541 - 560	1	$350,468	0.19
	394	**$188,702,295**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	324	$156,748,038	83.07
PUD	37	$16,481,729	8.73
CND	23	$10,607,874	5.62
CNDP	8	$3,505,711	1.86
2T4	2	$1,358,943	0.72
	394	**$188,702,295**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REF	199	$96,583,023	51.18
PUR	118	$58,126,482	30.80
RCO	77	$33,992,790	18.01
	394	**$188,702,295**	**100.00**

Loan Group V (7/1 Hybrid CMT)

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	385	$184,396,393	97.72
2H	9	$4,305,902	2.28
	394	**$188,702,295**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	285	$136,652,432	72.42
NIV	58	$27,578,163	14.61
NAV	37	$18,051,120	9.57
STATED	13	$5,997,876	3.18
REDUCED	1	$422,705	0.22
	394	**$188,702,295**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	394	$188,702,295	100.00
	394	**$188,702,295**	**100.00**

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
08/08	2	$716,694	0.38
10/08	1	$898,459	0.48
11/08	2	$690,691	0.37
12/08	1	$366,077	0.19
01/09	32	$14,305,188	7.58
02/09	97	$45,902,961	24.33
03/09	244	$119,269,854	63.21
04/09	12	$4,963,400	2.63
05/09	3	$1,588,972	0.84
	394	**$188,702,295**	**100.00**

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
74 - 79	6	$2,671,920	1.42
80 - 85	388	$186,030,375	98.58

Loan Group V (7/1 Hybrid CMT)

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
	394	**$188,702,295**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.001 - 11.000	48	$21,967,293	11.64
11.001 - 12.000	334	$162,002,033	85.85
12.001 - 13.000	12	$4,732,969	2.51
	394	**$188,702,295**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	2	$958,979	0.51
5.000	392	$187,743,316	99.49
	394	**$188,702,295**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	6	$2,490,867	1.32
2.000	388	$186,211,428	98.68
	394	**$188,702,295**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	394	$188,702,295	100.00
	394	**$188,702,295**	**100.00**